444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2023-13

NorthMet Water Discharge Permit remanded to MPCA for additional review

St. Paul, Minn., August 2, 2023 - Poly Met Mining Corp. ("PolyMet" or the "company") (TSX: POM; NYSE American: PLM) announced that the Minnesota Supreme Court, in a decision released today, sent NewRange Copper Nickel's water discharge permit for the NorthMet project back to the Minnesota Pollution Control Agency for further clarification and documentation.

NewRange responded in its own news release today that it "looks forward to working with the respective state, federal and tribal agencies to address the court's ruling," expressing confidence that the additional proceedings will "confirm the project protects water quality."

Today's decision is not expected to have any impact on the transaction announced last month whereby Glencore AG will acquire full ownership of PolyMet, subject to approval by PolyMet shareholders, court approval and other customary closing conditions.

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About PolyMet

PolyMet Mining Corp. is a mine development company holding a 50% interest in NewRange Copper Nickel LLC, a joint venture with Teck Resources Limited. NewRange Copper Nickel holds the NorthMet and Mesaba copper, nickel, cobalt and platinum group metal (PGM) deposits, two globally significant clean energy mineral resources located in the Duluth Complex in northeast Minnesota. The Duluth Complex is one of the world's major, undeveloped copper, nickel and PGM metal mining regions. NorthMet is the first large-scale project to have received permits within the Duluth Complex. For more information: www.polymetmining.com

For further information, please contact:

Media

Bruce Richardson, Corporate Communications

Tel: +1 (651) 389-4111

brichardson@polymetmining.com

Investor Relations

Tony Gikas, Investor Relations

Tel: +1 (651) 389-4110

investorrelations@polymetmining.com

PolyMet Disclosures

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," "projects," "plans," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved or their negatives or other comparable words. Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events including, but not limited to, statements with respect to NewRange's response to the Minnesota Supreme Court decision and the impact on the Glencore transaction. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Such risks and uncertainties include, but are not limited to, among other things, receipt of regulatory approvals, the outcome of the development of the NorthMet and Mesaba projects, and the outcome of any financing required to raise the funds for PolyMet's share of the work program. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update (except as required by law) forward-looking statements if circumstances or management's beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet's most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2022, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company's mineral resource and other data as required under National Instrument 43-101.

No regulatory authority has reviewed or accepted responsibility for the adequacy or accuracy of this release.